UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

J.H. Oortweg 21

2333 CH Leiden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

On December 8, 2022, Pharvaris N.V. issued (i) a press release announcing top-line data for its RAPIDe-1 Phase 2 study and (ii) a press release reporting financial results and other business updates for the third quarter of 2022. Copies of these press releases are attached hereto as Exhibits 99.1 and 99.2, respectively. Exhibit 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act. Exhibits 99.1, 99.3 and 99.4 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-263198) and Form S-8 (Registration Numbers 333-252897) of Pharvaris N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 8, 2022 (Clinical Study Results).
99.2	Press Release, dated December 8, 2022 (Financial Results).
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Nine Months Ended September 30, 2022.
99.4	Unaudited Condensed Consolidated Interim Financial Statements as of and for the Three and Nine Months Ended September 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: December 8, 2022	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

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